Exhibit 16.1

[Kyle L. Tingle, CPA LLC]

December 22, 2005

Yarraman Winery, Inc.
6767 W. Tropicana Avenue
Suite 207
Las Vegas, NV 89103-4754

Gentlemen:

This letter is to be filed in connection with the Periodic Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2005. This letter is to confirm my dismissal as auditor of Yarraman Winery, Inc., formerly named Dazzling Investments Inc. (the “Company”) (CIK Number 000-28865), effective after the filing of the Form 10-KSB for the fiscal year ended December 31, 2004 and the reorganization of the Company.

At this time, there are no accounting disagreements on the financial statements prepared by this firm and filed with the Securities and Exchange Commission. I will be willing to cooperate with successor accountant to try to make a smooth transition for future filings. Further, I agree with the disclosures made by the Company on the Form 8-K.

I have returned to you all original records provided to me in previous engagements. My working paper files are the property of my firm. These will be maintained by me in accordance with my retention policy. I will consider any requests for copies of documents in out working paper files from you or the successor firm. However, providing such copies is at my discretion. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

If you have any questions regarding this communication, please contact Kyle L. Tingle at (702) 450-2200.

Sincerely,

Kyle L. Tingle, CPA, LLC